UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

At the Special General Meeting of Shareholders of Vuance Ltd., a company organized under the laws of Israel (the “Registrant”), held on May 12, 2011, the shareholders of the Registrant further to the Notice of Special General Meeting of Shareholders and the Proxy Statement, dated April 4, 2011, resolved:

(1) To approve the inclusion of certain creditors of the Registrant into the proposed creditor arrangement previously approved by the shareholders of the Registrant at its September 12, 2010, general meeting.

(2) To approve the execution and delivery by the Registrant of a Services Agreement with Mrs. Tsviya Trabelsi, the chairman of the board of directors of the Registrant.

(3) To approve the grant of options in lieu of cash payment to  certain officers and non-external directors of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: May 16, 2011